UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ARADIGM CORPORATION

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

038505400

(CUSIP Number)

December 31, 2018

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule if filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505400

1	Name of reporting persons. Boxer Capital, LLC
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person CO

CUSIP No. 038505400

1	Name of reporting persons. Boxer Asset Management Inc.
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person CO

CUSIP No. 038505400

1	Name of reporting persons. Joe Lewis
2	Check the appropriate box if a member of a group. (See instructions) (a) ☐ (b) ☒
3	SEC use only.
4	Citizenship or place of organization. United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	Sole voting power. -0-
	6	Shared voting power. -0-
	7	Sole dispositive power. -0-
	8	Shared dispositive power. -0-

9	Aggregate amount beneficially owned by each reporting person. -0-
10	Check box if the aggregate amount in row (9) excludes certain shares (see instructions). ☐
11	Percent of class represented by amount in row (9). 0%
12	Type of reporting person IN

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the statement on Schedule 13G filed on December 11, 2017 (the “Original Filing”) by Boxer Capital, LLC (“Boxer Capital”), Boxer Asset Management Inc. (“Boxer Management”) and Joe Lewis (together with Boxer Capital and Boxer Management, the “Reporting Persons”), as amended by Amendment No. 1 filed on February 14, 2018 by the Reporting Persons. The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 2. Capitalized terms used and not defined in this Amendment No. 2 have the meanings set forth in the Original Filing, as amended.

Item 4. Ownership.

(a)	Amount beneficially owned:

The Reporting Persons beneficially own 0 Common Shares.

(b)	Percent of class:

The Common Shares beneficially owned by the Reporting Persons represents 0% of the Issuer’s outstanding Common Shares.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

None of the Reporting Persons has the sole power to vote or to direct the vote of any shares of Common Shares.

(ii)	Shared power to vote or to direct the vote:

None of the Reporting Persons has the shared power to vote or to direct the vote of any shares Common Shares. .

(iii)	Sole power to dispose or direct the disposition of:

None of the Reporting Persons has the sole power to dispose or to direct the disposition of any shares of Common Shares.

(iv)	Shared power to dispose or to direct the disposition of:

None of the Reporting Persons has the shared power to dispose or to direct the disposition of any shares of Common Shares.

Item 5. Ownership of Five Percent or Less of a Class.

With respect to each Reporting Person:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 10. Certification.

(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Exhibits

1	Joint Filing Agreement among the Reporting Persons, incorporated herein by reference to Exhibit 99.1 to the Schedule 13G filed on December 11, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2019

BOXER CAPITAL, LLC

By:	/s/ Aaron I. Davis
Name: Aaron I. Davis Title: Chief Executive Officer

BOXER ASSET MANAGEMENT INC.

By:	/s/ Jason Callender
Name: Jason Callender Title: Director JOSEPH C. LEWIS

By:	/s/ Joseph C. Lewis
Joseph C. Lewis, Individually